Exhibit 99.1

NEWS RELEASE	TSX: GVX
For Immediate Release	OTCBB: GVGDF

GRANDVIEW GOLD INC ANNOUNCES CLOSING OF PRIVATE PLACEMENT

Toronto, Ontario, December 5, 2008 – Grandview Gold Inc. ("Grandview" or the “Company") (TSX Symbol: GVX, OTC-BB Symbol: GVGDF) is pleased to announce that it has closed a brokered private placement (the “Offering”) with Sandfire Securities Inc. (“Sandfire”). The Offering resulted in the issuance of 8,333,333 flow-through common shares (the “Common Shares”) to the MineralFields Group at a purchase price of $0.05 per share for gross proceeds of $416,666.65.

In connection with the Offering, Grandview paid a cash fee of 8% of the gross proceeds raised under the Offering and also issued broker options to acquire 666,666 Common Shares at a price of $0.05 per Common Share for a period of 24 months after closing.

The proceeds from the Offering will be used primarily to fund Grandview's drilling program on its Red Lake project in Ontario, as well as working capital and general corporate purposes. All costs associated with the Offering will be paid by Grandview from its general funds.

“The Company will focus exploration funds and geological expertise on high potential properties in the Red Lake Gold District,” says Grandview President and CEO Paul Sarjeant. “We encountered considerable visible gold and numerous high-grade intercepts during drilling at our Dixie Lake Property (the “Property”) earlier this year and last season, most particularly in the promising NS Zone and we intend to test extensions of that mineralization and other targets as well. Dixie Lake drill programs delivered assays like 163.75 g/T Au over 0.47m, 61.97 g/T Au over 1m, and 22.9 g/T Au over 2.86m - typical of the kind of narrow-vein, high-grade gold environment found elsewhere in the Red Lake Gold District.”

The securities issued pursuant to Offering will all be subject to a four (4) month statutory hold commencing from the date of issuance. The Offering is subject to Toronto Stock Exchange acceptance of requisite regulatory filings.

About the Property
Grandview has an option agreement with Fronteer Development Group, and has earned a 64% interest in the 1,664 hectare Dixie Lake property located just 16 miles south of Goldcorp's Red Lake Mine, one of the richest, lowest cost production gold mines in the world. The Red Lake Mine produces approximately 600,000 ounces worth USD$460 million annually, with over 11 million ounces (USD $8.5 billion) gold to date. Since the mid 1960s’ the Red Lake Gold District has yielded over 30 million ounces of gold worth over USD $23 billion at today’s prices.

About MineralFields, Pathway and First Canadian Securities ®
MineralFields Group (a division of Pathway Asset Management) is a Toronto-based mining fund with significant assets under administration that offers its tax-advantaged super flow-through limited partnerships to investors throughout Canada during most of the calendar year, as well as hard-dollar resource limited partnerships to investors throughout the world. Pathway Asset Management also specializes in the manufacturing and distribution of structured products and mutual funds. Information about MineralFields Group is available at www.mineralfields.com. First Canadian Securities®, a division of Limited Market Dealer Inc., is active in leading resource financings (both flow-through and hard dollar PIPE financings) on competitive, effective and service-friendly terms, with investors both within, and outside of MineralFields Group

For further information, contact Paul Sarjeant at 416.486.3444 #113 or visit www.grandviewgold.com.

This is not an offer for sale, or a solicitation of an offer to buy, in the United States or to any US Person (as defined in Regulation S under the U.S. Securities Act of 1933, as amended (the "Securities Act") of any equity shares or any other securities of Grandview Gold Inc. Securities ("securities") of Grandview Gold Inc. are traded on the Toronto Stock Exchange (TSX) and on the OTC BB. This does not constitute, and should not be construed as, "general solicitation or general advertising" as defined under Regulation D of the Securities Act, or "directed selling efforts" under Regulation S of the Securities Act.

This document may contain forward looking statements, relating to the Corporation's operations or the environment in which it operates, which are based on Grandview Gold Inc's operations, estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, and/or beyond Grandview Gold Inc's control. A number of important factors could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. Consequently, readers should not place undue reliance on such forward-looking statements. Grandview Gold Inc. disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.